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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WAHSINGTON D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO: 1

Name of Issuer:     PDT, Inc.

Title of Class of Securities:     Common Stock

CUSIP Number:     69329P

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 69329P

 1.   NAME OF REPORTING PERSONS
      S.S OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON

     -Daniel R. Doiron. SS# ###-##-####

     -Daniel R. Dorion, Pamela G. Doiron and Santa Barbara Bank & Trust, Trustees for the Daniel R. Doiron & Pamela G. Doiron Charitable Remainder Unitrust

     -Douglas Pecchenino, Custodian for Brendan D. Dorion, UTMA -Douglas Pecchenino, Custodian for Adrien J. Doiron, UTMA

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
           (a)     [ ]
           (b)     [X]

 3.   SEC USE ONLY

 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER

          Daniel R. Doiron-1,591,336 shares

          Daniel R. Dorion, Pamela G. Doiron and Santa Barbara Bank & Trust, Trustees for the Daniel R. Doiron & Pamela G. Doiron Charitable Remainder Unitrust-50,000 shares

          Douglas Pecchenino, Custodian for Brendan D. Dorion, UTMA-9,369 shares

          Douglas Pecchenino, Custodian for Adrien J. Doiron, UTMA-9,369 shares

     6.   SHARED VOTING POWER

          None

     7.   SOLE DISPOSITIVE POWER

          Daniel R. Doiron-1,591,336 shares

          Daniel R. Dorion, Pamela G. Doiron and Santa Barbara Bank & Trust, Trustees for the Daniel R. Doiron & Pamela G. Doiron Charitable Remainder Unitrust-50,000 shares

          Douglas Pecchenino, Custodian for Brendan D. Dorion, UTMA-9,369 shares

          Douglas Pecchenino, Custodian for Adrien J. Doiron, UTMA-9,369 shares

     8.   SHARED DISPOSITIVE POWER

          None

 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Daniel R. Doiron-1,591,336 shares

      Daniel R. Dorion, Pamela G. Doiron and Santa Barbara Bank & Trust, Trustees for the Daniel R. Doiron & Pamela G. Doiron Charitable Remainder Unitrust-50,000 shares

      Douglas Pecchenino, Custodian for Brendan D. Dorion, UTMA-9,369 shares

      Douglas Pecchenino, Custodian for Brendan D. Dorion, UTMA--9,369 shares

 10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      [   ]

 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      13.1%

 12.  TYPE OF REPORTING PERSON*

      Daniel R. Doiron- IN

      Daniel R. Dorion, Pamela G. Doiron and Santa Barbara Bank & Trust, Trustees for the Daniel R. Doiron & Pamela G. Doiron Charitable Remainder Unitrust- OO (trust)

      Douglas Pecchenino, Custodian for Brendan D. Dorion, UTMA- OO (trust)

      Douglas Pecchenino, Custodian for Brendan D. Dorion, UTMA- OO (trust)

Item 1 (a)     Name of Issuer:
               PDT, Inc.

Item 1 (b)     Address of Issuer's Principal Executive Offices:
               7408 Hollister Avenue, Santa Barbara, CA  93117

Item 2 (a)     Name of Person Filing: See Item 1 of cover page

Item 2(b)      Address of Principal Business Office or, if none, Residence:
               7408 Hollister Aveune, Santa Barbara, CA  93117

Item 2 (c)     Citizenship:
               United States

Item 2 (d)     Title of Class of Securities:
               Common Stock

Item 2 (e)     CUSIP Number:
               69329P

Item 3 (a)     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)
               , check whether the person filing is a:  Not applicable

Item 4 (a)     Amount beneficially owned: See Item 9 of cover page


Item 4 (b)     Percent of class: See Item 11 of cover page


Item 4 (c)     Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:
                     See Item 5 of cover page

               (ii)  shared power to vote or to direct the vote:
                     See Item 6 of cover page

               (iii) sole power to dispose or to direct the disposition of:
                     See item 7 of cover page

               (iv)  shared power to dispose or to direct the disposition of:
                     See Item 8 of cover page

Item 5         Ownership of  Five Percent or Less of a Class:

               [X]      Not Applicable

               [ ] This statement is being filed to report the fact that as of the datehereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:

               [X]      Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               [X]      Not Applicable

Item 8         Identification and Classification of Members of the Group:

               [X]      Not Applicable

Item 9         Notice of Dissolution of Group:

               [X]      Not Applicable

Item 10        Certification:

               [X]      Not Applicable


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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 12, 1997


               /s/ Daniel R. Doiron
               ---------------------------------
               Daniel R. Doiron


               Daniel R. Doiron & Pamela G. Doiron
               Charitable Remainder Unitrust

               By:  /s/ Daniel R. Doiron
               ---------------------------------
               Daniel R. Doiron, Trustee


               Douglas Pecchenino, Trustee for the Brendan
               D. Doiron, UTMA and the Adrien J. Doiron, UTMA

               By:  /s/ Daniel R. Doiron
               ---------------------------------
               Daniel R. Doiron, Attorney-in-Fact

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                                 EXHBIBIT INDEX


Exhibit                  Exhibit Name                                  Page
-------        ---------------------------------                       ----
  1            Agreement and Power of Attorney